FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1

Other Notification, dated April 20, 2005 informing of the publication of Grupo Santander’s Annual Report, the Report of the Audit and Compliance Committee and the Report of the Appointments and Remuneration Committee for the 2004 fiscal year.

Item 1

OTHER COMMUNICATIONS

Banco Santander Central Hispano, S.A. has published today its Annual Report together with the Reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee, all of them referred to the 2004 financial year. All such documents have been submitted to the National Securities Commission (“CNMV”) and are available on Grupo Santander's website at www.gruposantander.com.

Boadilla del Monte (Madrid), April 20th, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 21, 2005	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President